02032944

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

NEC Corporation
(Translation of registrant's name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

(Translation)

The following is an English translation of the Notice of the 164th Ordinary General Meeting of Shareholders of NEC Corporation to be held on June 20, 2002, except for the translation of the INSTRUCTION ON VOTING RIGHTS in the Notice. The Company provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

NEC Corporation

7-1, Shiba 5-chome
Minato-ku, Tokyo

Hajime Sasaki
Chairman of the Board

May 29, 2002

To Our Shareholders:

NOTICE OF THE 164TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

The Hundred and Sixty-fourth Ordinary General Meeting of Shareholders (the "Meeting") of NEC Corporation (the "Company") will be held as follows:

1. DATE: June 20, 2002 (Thursday) at 10:00 A.M. Japanese Standard Time
2. PLACE: Auditorium on the basement floor of the head office of NEC Corporation at 7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
3. AGENDA OF THE MEETING

MATTERS TO BE REPORTED UPON:

Report on contents of the Business Report, Balance Sheet and Statement of Income with respect to the 164th Business Period from April 1, 2001 to March 31, 2002.

MATTERS TO BE VOTED UPON:

(1) Approval of the Plan for Disposition of Income with respect to the 164th Business Period

(2) Partial Amendments to the Articles of Incorporation

(The outline of this proposal is shown in "REFERENCE DOCUMENTS FOR

EXERCISING VOTING RIGHTS" described below (pp.33 to 36).)

(3) Election of Seven Directors

(4) Issue of stock acquisition rights with favorable conditions to persons other than the Shareholders for the purpose of granting stock options

(The outline of this proposal is shown in "REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS" described below (pp.39 to 42).)

(5) Presentation of Retirement Allowances to Retiring Directors

(Translation)

+ (Documents to be attached to "NOTICE OF THE 164TH ORDINARY GENERAL MEETING OF SHAREHOLDERS")

BUSINESS REPORT

(For the Period from April 1, 2001 to March 31, 2002)

1. Review of Operations

(1) Conduct and Results of Operations

Overview of Conditions

The 164th Business Period (the "Period") was one of the most severe years encountered by the Company, due to the continuing long-term stagnant conditions for the Japanese economy, and the prevailing information technology (IT) recession throughout the world.

In Japan, serious deflation continued due to commodity price decline and economic recession. Manufacturing companies were forced to make the drastic downward adjustment of production volume, resulting in sharp reduction in investments in plant and equipment. Moreover weak performance of Japanese companies resulted in the decrease of personal income and worsening employment condition, which restrained consumer spending. Overseas, as the economy in the United States showed a slowed-down for the first time in 10 years and was slowed further by the incident of terrorist attacks on September 11, 2001, the stagnant economic condition continued as a whole. However, in the end of the Period, the world economy started to show a sign of recovery, due to a rise in expectation for the recovery of the United States economy.

In the electronics industry, despite the firm demand for system integration services, sales of personal computers remained weak because of recession, the telecommunications market was adversely affected by reduction of investment in plant and equipment by telecommunications carriers and the demand for electronic devices such as semiconductors and displays fell sharply.

In this severe business environment, the Company accelerated its structural reforms continuing from the previous business period, and aggressively took measures for improvement of its business results, such as company-wide reduction in material expenses and drastic structural reform in electron device business.

Net sales in the Period decreased by ¥536.9 billion (down 13.1%) from the previous period to ¥3,562.3 billion. This is primarily due to the sharp downturn in the business on personal computers and semiconductors such as memories and system LSIs, despite the growth in the sales of system integration services and other services. Orders received decreased by ¥564.9 billion (down 14.1%) from the previous period to ¥3,445.5 billion.

Regarding profitability, ordinary income decreased by ¥160.4 billion from the previous period and turned to a loss of ¥96.5 billion. In addition to the large decrease of ordinary income, extraordinary loss was resulted from reorganization mainly in semiconductors business, and net income decreased by ¥309.8 billion from the previous period and posted ¥286.2 billion.

In December 2001, the Company paid ¥3.0 per share to shareholders as an interim dividend.

Review of Operations by Business Segments

The Company has been focusing on the Internet business, and undertaking its business through three in-house companies, namely NEC Solutions ("NEC Solutions") which provides Internet solutions primarily for enterprises and individuals, NEC Networks ("NEC Networks") which provides Internet solutions primarily for network operators, including communication carriers and broadcasters, and NEC Electron Devices ("NEC Electron Devices") which provides electron device solutions primarily for equipment manufactures supporting Internet-based market.

The following is a review of sales and orders received by each in-house company.

NEC Solutions

Sales were ¥1,401.1 billion, a decrease of ¥245.6 billion (down 14.9%) from the previous period. This was primarily due to integration of the personal computer business to its subsidiaries which was done as part of the structural reform, in spite of the firm sales of system integration services and other services. Orders received were ¥1,345.8 billion, a decrease of ¥303.5 billion (down 18.4%) from the previous period. Major items of sales and orders received were system integration services, software, Internet services (BIGLOBE), mainframe computers, PC servers, UNIX servers, workstations and personal computers.

NEC Solutions positioned the solution business as a core and has been making its effort to improve its profitability especially in system integration services. In the Period, by strengthening the profit-and-loss management for ordered projects, tapping a greater number of SEs in China and India, and so on, NEC Solutions achieved further improvement of the profitability of system integration services. As part of the structural reform in response to the downturn in profitability of personal computer business, NEC Solutions sold its laser printer business to Fuji Xerox Co., Ltd., and integrated and regrouped its domestic subsidiaries and departments of the Company involved in the business on personal computers and their peripheral equipment, in order to structure the organization responsible for total operations from product planning, development, purchasing and production to sales.

NEC Networks

Sales were ¥1,468.8 billion, an increase of ¥20.4billion (up 1.4%) from the previous period. This is primarily due to the firm performance in the business of i-Mode cellular phones, despite the decline of demand of the communication systems for communication carriers. Orders received were ¥1,367.2 billion, a decrease of ¥12.0 billion (down 0.9%) from the previous period. Major items of sales and orders received were cellular phones, cellular phone systems, digital central office switching systems, PBXs, and optical backbone networking systems.

In the first half of the Period, the folding type cellular phone for NTT DoCoMo, Inc. ("NTT DoCoMo") with a large color liquid crystal display grabbed the largest market share in Japan and NEC Networks delivered the cellular phones and cellular phone systems for third-generation (3G) wireless communication services of NTT DoCoMo, called FOMA. Under IT recession and low investment of communication carriers, NEC Networks took measures for structural reform, such as to review the development projects, curb the material expenses and reduce the work force. Moreover, to focus its management resources on developing leading-edge technologies and solutions and marketing, NEC Networks also tried to realign its manufacturing facilities in Japan, by having mother plants, where core manufacturing technologies are developed, take a leading part in such realignment and selling two manufacturing operations to an electronic manufacturing services (EMS) company.

NEC Electron Devices

Sales were ¥688.8 billion, a large decrease of ¥297.0 billion (down 30.1%) from the previous period. This decrease was primarily due to the unprecedented downturn in the electron devices market which caused weak performance across all business in DRAMs, system LSIs, general-purpose semiconductors, displays and electronic components. Orders received were ¥690.3 billion, a decrease of ¥253.5 billion (down 26.9%) from the previous period. Major items of sales and orders received were, system LSIs, microcomputers, memories, general-purpose semiconductors and color liquid crystal displays.

To recover the business result, NEC Electron Devices promoted decisive actions for structural reforms. To transform itself into streamlined organization capable of achieving profitability, with limited recovery of sales, NEC Electron Devices curtailed the fixed costs by ceasing the production of semiconductors in England, disposing of the manufacturing equipment and reducing the work force, in domestic and overseas manufacturing plants. NEC Electron Devices focused its resources for the operations of system LSIs and

(Translation)

general-purpose devices such as display driver LSIs and transistors, and integrated the operations of capacitors, rechargeable batteries and relays with Tokin Corporation (renamed NEC Tokin Corporation on April 1, 2002) to strengthen the competitive edge. To shorten largely the period of development of system LSIs, NEC Electron Devices adopted a design method with C language which is more efficient than the former one .

Research and Development

The Company continued its R&D programs in NEC Laboratories responsible for the company-wide fundamental technologies and in each in-house company, on the new technologies, which are essential for the expansion and creation of its operations mainly in the fields of Broadband (high-speed, large-capacity network and its related services) & Mobile (access to networks via mobile information terminals). Highlights of the achievements in R&D include the following examples:

1 Development of a tiny fuel cell using carbon nanotubes

The Company developed a tiny fuel cell for mobile terminals using carbon nanohorn as electrodes, which is a modified form of carbon nanotubes, the much anticipated revolutionary carbon material. The fuel cells, which directly transform the chemical reaction energy between hydrogen and oxygen into electric energy. The new fuel cell was 20% more powerful than the previous type that uses activated carbon as electrode. This development is the first step for the practical utilization of carbon nanotubes.

2 Completion of the world's fastest supercomputer system, "the Earth Simulator," for resolving global environmental problems

The Company delivered the ultra high-speed vector parallel computing system known as "the Earth Simulator," to the Earth Simulator Center. This is the world's fastest supercomputer for multipurpose use, configured with 640 nodes, each of which consists of eight vector processors with calculation speed of 8 giga FLOPS (8 billion floating-point operations per second) per CPU, and achieves the peak performance of 40 tera FLOPS (40 trillion floating-point operations per second). The Earth Simulator will create a "virtual planet earth" on the computer and contribute to analyze and predict environmental changes on the earth through the simulation of various global scale environmental phenomena.

Note: 1. 1 tera means 1 trillion and 1 giga means 100 million.

2. FLOPS is a unit showing the performance of computers, that means the number of performance by the floating point arithmetic order per second.

(Translation)

3 **Development of the core architecture design for the 3G mobile handset platform**

The Company has jointly developed with Matsushita Electric Industrial Co., Ltd. and Matsushita Communication Industrial Co., Ltd., the core architecture design which will be used in the 3G mobile handset platform. This architecture employs a 2-CPU method that separates the communication function for W-CDMA bandwidth and the application function into two independent functional blocks. Furthermore, this architecture allows concurrent development of large-scale software for both CPUs and also offers flexible combination of CPUs.

4 **Development of "UX6": Leading-edge multi-feature process for next generation System LSI**

The Company developed 0.10um-generation process technology "UX6" for next generation System LSI. This process features: (i) shrinking (scaling) of transistor dimension using leading-edge lithography and etching technologies, which enables 1.5 times higher density compared with the previous generation process technology "UX5", (ii) development of new technology to reduce the electronic current leakage caused by shrinking of transistor dimension, which enables low-power consumption and (iii) introduction of new inter-metal material, which enables high performance operations over 1GHz.

Capital Expenditures

The Company's capital expenditures amount to ¥102.5 billion in total during the Period, which was appropriated for the purpose of expanding the research and development facilities in each in-house company, NEC Solutions, NEC Networks and NEC Electron Devices.

Financing Activities

The Company raised ¥200.0 billion (¥100.0 billion NEC Business Trust preferred securities and ¥100.0 billion Euro Yen convertible bonds) during the Period, in order to finance a part of structural reform, strategic business investment and redemption of debentures.

(2) Challenges to be Addressed by the Company

In the Period, the long-term stagnant conditions continued in domestic market, and the IT recession in the United States spread to the other regions of the world. In Europe, system investments for 3G mobile phone services were considerably delayed, and the IT industry advanced upon structural changes for the horizontal international specialization with the

People's Republic of China, so-called "Factories for the World".

In this business environment, the Company accelerated the "selection and focus" policy concentrating its resources on two main streams of "Broadband" and "Mobile" for the next generations' Internet society, "iSociety". The Company promoted the concentration of management resources on its core business aiming to be a global leader and consolidated and sold business units, which were outside its core business, with its affiliated companies. The Company also implemented reforms, such as the acceleration of management's decision making process, in line with the disclosure of quarterly operating results, the fundamental amendment of its fluctuating cost structure, particularly material expenses and the implementation of a new personnel review system based on both individual performance and results.

In order to overcome the risks associated with a volatile business environment and assure the speedy recovery of business results, the Company believes that it is most urgent to establish a solid business structure that is not susceptible to sudden changes in the economy, and to improve its profitability. To achieve this, the Company will move to the solution business.

NEC Solutions will take advantage of its strengths in the business area for open mission critical systems (core systems using open systems such as Unix severs and PC severs) and foster the solution business as the pillar of NEC Solutions, focusing on system integration business. Furthermore, the Company will make the solution business the stable profit base for the NEC group (the Company and its subsidiaries and affiliates).

NEC Networks will make the business transition from hardware business to software and service business. Especially in the field of 3G mobile communication system, NEC Networks will advance its role as a total solutions provider, by leveraging its domestic business and development achievements and by applying the strengths in other in-house companies.

NEC Electron Devices will advance its business transition to a system LSI solution provider that will meet the strategic needs of its customers.

In addition to strengthening the above solution focused business, the Company will improve its financial structure by further curtailing fixed costs and selling its assets.

The Company's mission is expressed in the Company's new global statement "Empowered by Innovation" which was announced in October 2002. "Empowered by Innovation" represents the Company's continuous contribution to the realization of people's and society's potential, through technological innovation for customer satisfaction. The "power to innovate" and the talented people who have such power are the Company's largest strength and taking the above measures by concentrating this power, the Company has the intention to meet the expectations of its shareholders, by quickly recovering its business results and developing itself towards a global excellent company.

(3) Changes in the Results of Operations and the Conditions of Assets and Liabilities

During the 161st Business Period, orders received, sales and ordinary income sharply declined from the previous period, and net income turned to be a large loss, because the devaluation of shares of subsidiaries, and others were posted as extraordinary losses. During the 162nd Business Period, orders received, sales and ordinary income increased from the previous period, and net income also increased and went into black, owing to the extraordinary profit from the sales of marketable securities and the securitisation of real estates, despite the extraordinary losses resulting from the restructuring of subsidiaries businesses and others. During the 163rd Business Period, while orders received and sales continuously increased from the previous period, ordinary income decreased a little from the previous period. However, net income increased from the previous period, owing to the gains from securities contribution to pension and severance indemnities trust and gains from sales of shares, despite the extraordinary losses including loss from the devaluation of shares of subsidiaries. During this Period, due to the continuing stagnant conditions of the Japanese economy, and IT recession on a world-wide bases, orders received and net sales showed a sharp decrease compared to the previous period, and ordinary loss was recorded. Net income turned to a large loss, due to extraordinary losses resulting from the restructuring.

Changes of major indices are shown in the following table:

(In billions of yen except per share figures)

Business Period / Indices	161st Business Period 4/1/98-3/31/99	162nd Business Period 4/1/99-3/31/00	163rd Business Period 4/1/00-3/31/01	164th Business Period 4/1/01-3/31/02
Orders received	3,706.8	3,809.2	4,010.4	3,445.5
Sales	3,686.4	3,784.5	4,099.3	3,562.3
Ordinary income	1.1	65.8	63.9	(96.5)
Net income	(140.2)	22.8	23.6	(286.2)
Net income per share (yen)	(87.63)	14.02	14.45	(172.87)
Total assets	3,781.3	3,554.0	3,716.1	3,273.5
Net assets	940.4	955.3	1,041.6	735.1

(Note) 1 Computation of net income per share is based on the average number of shares outstanding during each period. From this Period, the number of treasury stock is excluded from the average number of shares

2 The Company has applied accounting for tax allocation since the 161st Business Period and has applied accounting for pension and severance indemnity, accounting for financial instruments. and accounting for the transaction in foreign currencies since the 163rd Business Period.

(Translation)

2. **Outline of the Company** (as of March 31, 2002)

(1) Major Operations

The Company's major business is the Internet solution business including manufacture and sale of computers, communications equipment and electron devices as well as software and provision of their relative services.

The Company's major services and products by each business segment are as follows :

Business Segment	Major Services and Products	Percentage of Total Sales
NEC Solutions	System integration services (system construction and consulting), software (fundamental software, middlewares, application software), Internet service "BIGLOBE", maintenance services, outsourcing services, education services, mainframe computers, PC servers, UNIX servers, workstations, supercomputers, POS (Point of Sales) systems, multimedia terminals, storage equipment, personal computers, printers, facsimile equipment, ISDN terminal adapters	39.3%
NEC Networks	optical backbone networking systems, broadband access systems (ADSL system, cable modems and others), IP network equipment (IP switching routers and servers) digital central office switching systems, PBXs, mobile communications systems, microwave communications systems , cellular phones, broadcast equipment, visual information systems, network management systems, aerospace electronic systems, defense electronic systems (radar equipment etc.)	41.2%
NEC Electron Devices	System LSI (gate arrays, cell-based ICs, LSIs for communications and ICs for consumer electronics and industrial use), microcomputers, memories, general-purpose semiconductors (display driver LSIs, transistors and diodes), color LCDs, color plasma display panels, capacitors, printed wiring boards, relays, microwave tubes	19.4%
Others		0.1%
Total		100%

(Translation)

(2) Principal Offices, Plants and Laboratories

1. Offices

Name	Location
Head Office	Minato-ku, Tokyo
Hokkaido Branch Division	Sapporo
Tohoku Branch Division	Sendai
Kanto-Shinetsu Branch Division	Saitama
Kanto-minami Branch Division	Yokohama
Shizuoka Branch Division	Shizuoka

Name	Location
Chubu Branch Division	Nagoya
Hokuriku Branch Division	Kanazawa
Kansai Branch Division	Osaka
Chugoku Branch Division	Hiroshima
Shikoku Branch Division	Takamatsu
Kyushu Branch Division	Fukuoka

2. Plants and Laboratories

Name	Location
Fuchu Plant	Fuchu, Tokyo
Tamagawa Plant	Kawasaki
Sagamihara Plant	Sagamihara
Yokohama Plant	Yokohama
Abiko Plant	Abiko
Central Research Laboratories	Kawasaki

(3) Employees

	Number of Employees	Increase (Decrease) from March 31, 2001	Average Age	Average Years of Employment
Male	26,036	(2,124)	39.6	16.3
Female	5,886	(832)	32.6	11.5
Total or Average	31,922	(2,956)	38.3	15.4

(Translation)

(4) State of Shares

1. **Total Number of Authorized Shares** 3,200,000,000 shares
2. **Total Number of Shares Issued** 1,656,268,189 shares

   (Note) During the Period, 8,754 common shares were issued as a result of conversion of convertible bonds into shares of the Company.

3. **Number of Shareholders** 149,084 persons
4. **Major Shareholders** (Top 10)

(In thousands of shares)

Name of Shareholders	Number of Shares Held (Percentage of Shares Held)	The Company's Holding in Shareholders (Percentage of Shares Held)
The Chase Manhattan Bank, N.A. London	85,107 (5.14%)	None (None)
Japan Trustee Services Bank, Ltd. (Trust Account)	80,784 (4.88%)	None (None)
Sumitomo Life Insurance Company	66,500 (4.02%)	None (None)
The Mitsubishi Trust and Banking Corporation (Trust Account)	55,835 (3.37%)	None (None)
Nippon Life Insurance Company	49,668 (3.00%)	None (None)
The Chase Manhattan Bank, N.A. London, SL Omnibus Account	49,515 (2.99%)	None (None)
The Sumitomo Mitsui Banking Corporation	42,530 (2.57%)	18,182 (0.32%)
UFJ Trust Bank Limited (Trust Account A)	35,782 (2.16%)	None (None)
Mitsui Sumitomo Insurance Company, Limited	31,182 (1.88%)	10,903 (0.74%)
The Dai-ichi Mutual Life Insurance Company	30,711 (1.85%)	None (None)

(Note) The above numbers (and percentages) of shares held by the Company in The Sumitomo Mitsui Banking Corporation are calculated to the exclusion of those of their respective preferred stocks without voting rights.

(Translation)

5.Classification of Shareholders

Classification of Shareholders	Number of Shares Held	Percentage of Shares Held	Number of Shareholders
Japanese government and local government	20,208	0.00	1
Financial Institutions	760,814,841	45.94%	395
Securities Companies	12,565,711	0.76%	103
Other Corporations	103,073,734	6.22%	2,114
Foreign Investors	470,079,404	28.38%	878
Japanese Individuals and Others	309,714,291	18.70%	145,593
Total	1,656,268,189	100%	149,084

6.Acquisition, Disposition and Possession of the Company's Own Shares

①Shares acquired by the Company

Shares acquired by the Company for transfer to the Directors and Employees

Number of Common Stock 310,000

Total Amount Paid for Acquisition ¥532,432,000

Shares acquired by ***tangen kabu miman*** rule

Number of Common Stock 239,376

Total Amount Paid for Acquisition ¥365,451,505

②Company's Own Shares disposed of by the Company

Number of Common Stock 132,000

Total Amount Paid for Disposition ¥241,502,000

③Company's Own Shares held by the Company as of March 31, 2002

Number of Common Stock 725,092

(5) Important Business Affiliations

1. NEC Group

NEC Group has actively developed and promoted the Internet solution business in Japan and overseas countries.

During the Period, under the severe business environment under the sluggish economy over the world, the Company accelerated the selection and focus of its business, concentrated its resources on the Internet solution business, and further promoted structural reform of NEC Group as a whole. To realign its redundant business and reinforce its competitiveness in the market, the Company integrated its key telephone system business and the POS system terminal business into Nitsuko Corporation (renamed NEC Infrontia Corporation on June 1,

2001), realigned its subsidiaries manufacturing or selling personal computers, and separated from the Company into a new subsidiary its compound semiconductor business which is expected to grow by itself. For the purpose of unlocking and realizing the corporate value, the Company listed on the Tokyo Stock Exchange the shares of NEC Mobiling, Ltd. which is engaged in development of software for mobile communication systems and in sales of cellular phones. To strengthen the competitiveness, the Company promoted the integration of its business on the aerospace electronic systems and the electronic components, such as capacitors, relays and rechargeable batteries, with NEC Group and other companies. Moreover, the Company sold its manufacturing operations of optical networking systems to an EMS company.

Consolidated net sales for the Period were ¥5,101.0 billion, a decrease of ¥308.7 billion (down 5.7%) from the previous period due to the weak performance in personal computer and electron devices business despite the firm performance in various business such as system integration service business. Consolidated net income showed loss of ¥312.0 billion, a decrease of ¥368.6 billion from the previous period, due to the loss of ¥55.5 billion in operating income resulting from decrease in net sales and posting the restructuring costs for semiconductors business.

The Company had 169 consolidated subsidiaries, including 16 principal subsidiaries shown below, and 13 affiliates accounted for by the equity method.

(Translation)

Name of Subsidiaries	Capital	Percentages of Shares Held	Principal Operations
	(Millions of yen)		
NEC CustomMax, Ltd.	8,500	100%	Sale of personal computers and communication equipment, etc.
NEC CustomTechnica, Ltd.	6,600	100%	Development, manufacture and maintenance of personal computers, etc. for the Company
NEC AccessTechnica, Ltd.	4,000	100%	Manufacture and sale of peripheral equipment of computers, and communications equipment, etc. for the Company
NEC Kyushu, Ltd.	1,000	100%	Manufacture of semiconductors for the Company
NEC Nexsolutions, Ltd.	815	100%	System integration services, etc. and sale of computers, etc.
NEC Saitama, Ltd.	200	100%	Manufacture of communications equipment for the Company
NEC System Integration & Construction, Ltd.	13,112	26.2%	Construction of electric communication systems and sale of communication equipment and personal computers.
Japan Aviation Electronics Industry, Limited	10,690	35.22%(0.02%)	Manufacture and sale of connectors, aerospace electronic equipment and systems, etc.
NEC Infrontia, Ltd.	10,690	53.9%(0.6%)	Manufacture and sale of communications systems and POS systems, etc.
NEC Soft, Ltd.	8,669	43.7%	System integration services, etc., and development and sale of software
Nippon Avionics Co., Ltd.	6,769	50.011% (0.0007%)	Manufacture and sale of information systems electronic equipment and electronic components
NEC Machinery Corporation	2,576	53.9% (14.2%)	Manufacture and sale of semiconductors manufacturing equipment, and production automation facilities, etc.
NEC Mobiling, Ltd.	2,371	67.1%	Sale of communication equipment and development of software
	(Thousands of U.S. dollars)		
NEC Electronics Inc. (U.S.A.)	380,800	100% (100%)	Manufacture and sale of semiconductors
NEC America, Inc. (U.S.A.)	166,490	100% (100%)	Manufacture and sale of communication equipment
	(Thousands of EURO)		

NEC Computers International B.V. (Netherlands)	136,783	95.6%	Manufacture and sale of personal computers

(Note) 1. Parenthetical figures indicate the percentage of shares held indirectly by the Company.

2. "NEC CustomTechnica, Ltd." was incorporated by the Company as its wholly owned subsidiary on July 9, 2001. "NEC Yonezawa Ltd." and "NEC Gunma Ltd." were merged with "NEC CustomTechnica, Ltd." on October 1, 2001.
3. "NEC Personal Systems, Ltd." and "NEC Shizuoka, Ltd." changed each of their company name to "NEC CustomMax, Ltd." and "NEC AccessTechnica, Ltd." respectively, on October 1, 2001.
4. "NEC Business Service, Ltd." ,which changed its company name to "NEC Nexsolutions, Ltd.", "NEC Information Service, Ltd." and "NEC Techno-Service, Ltd." were consolidated into "NEC Business Service, Ltd.", on Aoril 1. 2001.
5. "NEC Infrontia. Ltd.", by comoanv solit-off. inherited kev teleohone svstem business and the POS svstem terminal business of the Company whose former name is Nitsuko Corooration. on June 1. 2001.
6. "NEC Mobile Communications, Ltd." changed its name to "NEC Mobling, Ltd."
7. Although each percentage of shares of NEC System Integration & Construction, Ltd., Japan Aviation Electronics Industry, Limited and NEC Soft, Ltd. held by the Company does not include the following shares contributed as a severance indemnities trust, the voting rights of such shares will be executed by the order of the Company pursuant to the articles of the trusts.

NEC System Integration & Construction, Ltd.	6,400,000 (14.9%)
Japan Aviation Electronics Industry, Limited	13,800,000 (15.0%)
NEC Soft, Ltd.	4,900,000 (24.0%)

8. NEC Electronics Inc. and NEC America, Inc. are wholly owned subsidiaries of NEC USA, Inc., a holding company in the U.S.A. established by the Company.

(Translation)

<Reference Document>

CONDENSED CONSOLIDATED BALANCE SHEET

(As of March 31, 2002)

(In millions of yen)

(Assets)		
Current assets	¥	**2,405,036**
Cash and cash equivalents		377,772
Notes and accounts receivable, trade		905,069
Current portion of investment in leases		251,947
Inventories		650,043
Other current assets		220,205
Long-term assets		**2,605,847**
Long-term receivable, trade		45,073
Investments and advances		576,005
Investment in leases		254,814
Property, plant and equipment		959,577
Other assets		770,378
Total assets	¥	**5,010,883**
(Liabilities and shareholders' equity)		
Current liabilities	¥	**2,210,341**
Short-term borrowings and current portion of long-term debt		760,827
Notes and accounts payable, trade		938,955
Other current liabilities		510,559
Long-term liabilities		**2,005,610**
Long-term debt		1,498,878
Accrued pension and severance costs		467,561
Other		39,171
Minority shareholders' equity in consolidated subsidiaries		**132,817**
Preferred securities issued by a subsidiary		**97,200**
Shareholders' equity		**564,915**
Common stock		244,726
Additional paid-in capital		359,501
Retained earnings		66,125
Accumulated other comprehensive loss		(105,437)
Total liabilities and shareholders' equity	¥	**5,010,883**

(Translation)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(For the Period from April 1, 2001 to March 31, 2002)

(In millions of yen)

		Ratio to Sales (%)
Net sales	¥ **5,101,022**	**100.0**
Cost of sales	**3,919,268**	**76.8**
Selling, general and administrative expenses	1,237,276	24.3
Operating loss	**(55,522)**	**(1.1)**
Non-operating income	**110,390**	**2.2**
Interest and dividends	15,754	
Other	94,636	
Non-operating expenses	**516,051**	**10.1**
Interest	46,673	
Other	469,378	
Loss before Income Taxes	**(461,183)**	**(9.0)**
Benefit for income taxes	(178,173)	(3.5)
Minority interest in income of consolidated subsidiaries	2,574	0.1
Equity in losses of affiliates	(23,841)	(0.5)
Loss before cumulative effect of accounting change, net of tax	**(309,425)**	**(6.1)**
Cumulative effect of accounting change, net of tax	**(2,595)**	**0.0**
Net Loss	¥ **(312,020)**	**(6.1)**

(Note) Operating loss is displayed in conformity with accounting principles generally accepted in Japan.

(Translation)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(For the Period from April 1, 2001 to March 31, 2002)

(In millions of yen)

I. Cash flows from operating activities:	
Net Loss	¥ (312,020)
Adjustments to reconcile net loss to net cash	
Provided by operating activities -	
Depreciation	234,738
Equity in losses of affiliated companies, net of dividends	28,030
Decrease in notes and accounts receivable	169,628
Decrease in inventories	216,062
Decrease in notes and accounts payable	(178,878)
Other	(20,923)
Net cash provided by operating activities	**136,637**
II. Cash flows from investing activities:	
Proceeds from sales of property, plant and equipment	56,094
Additions to property, plant and equipment	(295,585)
Proceeds from sales of marketable securities	21,017
Purchase of marketable securities	(2,482)
Other, net	17,420
Net cash used in investing activities	**(203,536)**
Free Cash Flows	**(66,899)**
III. Cash flows from financing activities	
Net repayment of bonds and borrowings	(37,007)
Proceeds from preferred securities issued by a subsidiary	97,000
Dividends paid	(15,948)
Other, net	11,609
Net cash provided by financing activities	55,654
Effect of exchange rate changes on cash and cash equivalents	2,182
Net decrease in cash and cash equivalent	(9,063)
Cash and cash equivalents at beginning of year	386,835
Cash and cash equivalents at end of year	¥ 377,772

(Note) The consolidated financial statements of the Company are prepared in conformity with the accounting principles generally accepted in the U.S.A.

(Translation)

2. Important Technical and Other Alliances

(1) Important Technical Alliances

Company	Contents of Alliance
International Business Machines Corporation (U.S.A.)	Cross-licensing of patents for information handling systems
AT&T Corp. (U.S.A.)	Cross-licensing of patents for information handling systems
Intel Corporation (U.S.A.)	Cross-licensing of patents for information handling systems
Siemens A.G. (Germany)	Cross-licensing of patents for digital mobile communication equipment
QUALCOMM Incorporated (U.S.A.)	Receiving license of patents for digital mobile communication equipment
InterDigital Technology Corporation (U.S.A.)	Receiving license of patents for digital mobile communication equipment
Texas Instruments Incorporated (U.S.A.)	Cross-licensing of patents for semiconductors
Harris Corporation (U.S.A.)	Cross-licensing of patents for semiconductors
Rambus Inc. (U.S.A.)	Receiving license of patents for semiconductor memories and controllers
Microsoft Licensing, Inc. (U.S.A.)	Receiving license of operating system for personal computers

(2) Other Important Alliance Agreement

Company	Contents of Agreement
Toshiba Corporation	Establishment of the joint venture company "NEC TOSHIBA Space Systems Ltd." for the development, manufacture and market of spacecraft systems

(Translation)

(6) Principal Borrowings

Creditors	Balance of Borrowings	Number and Percentage of the Company's Shares Held by the Creditors (Percentage of Shares Held)	
	(Millions of yen)	(Thousands of shares)	
The Development Bank of Japan	¥ 28,020	- shares	- %
Sumitomo Life Insurance Company	25,041	66,500	4.02
Sumitomo Mitsui Banking Corporation	22,374	42,530	2.57
The Sumitomo Trust and Banking Company, Limited	17,729	26,375	1.59
The Bank of Tokyo-Mitsubishi, Limited.	9,184	8,677	0.52
The Bank of Yokohama, Limited.	6,875	4,409	0.27
The Industrial Bank of Japan, Limited.	6,667	15,616	0.94

(Note) On April 1, 2002, The Industrial Bank of Japan, Limited ("IBJ") was reorganized into Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd., by merging The Dai-ichi Kangyo Bank, Limited and The Fuji Bank, Limited and carrying out the company split-off. On the same day, Mizuho Corporate Bank, Ltd. succeeded to the above-mentioned balance of borrowings from The Industrial Bank of Japan, Limited.

(Translation)

(7) Directors and Corporate Auditors

Name	Position at the Company	Responsibility or Principal Occupation
Hajime Sasaki	*Chairman of the Board	
Koji Nishigaki	*President	
Masato Chiba	*Senior Executive Vice President	Intellectual property and Important matters on corporate sales
Mineo Sugiyama	*Senior Executive Vice President	Company President, NEC Networks
Eiichi Yoshikawa	*Executive Vice President	Corporate information technology and Internet business development, and Important matters on business development
Shigeo Matsumoto	*Executive Vice President	Important matters on controller and purchasing, and Treasury (including investors relations)
Kanji Sugihara	*Executive Vice President	Company President, NEC Electron Devices
Akinobu Kanasugi	*Executive Vice President	Company President, NEC Solutions
Yoshio Omori	*Senior Vice President	Corporate auditing, Corporate ethics and Fair trades
Kaoru Tosaka	*Senior Vice President	Company Deputy President, NEC Solutions. Corporate business development (excluding internet business development, business development and production engineering research)
Norio Saito	*Senior Vice President	Domestic sales promotion, Customer satisfaction promotion and Advertising
Kaoru Yano	*Senior Vice President	Company Deputy President, NEC Networks
Toshiro Kawamura	*Senior Vice President	Company Deputy President, NEC Solutions
Makoto Maruyama	*Senior Vice President	Human resource development, HR support and Health care
Toshio Morikawa	Director	Counselor, Sumitomo Mitsui Banking Corporation
Koichi Kimura	Director	Special Advisor, Daiwa Institute of Research Ltd.
Tatsuo Sakairi	Corporate Auditor (full-time)	
Kenji Usui	Corporate Auditor (full-time)	

(Translation)

Koichi Yoshida	Corporate Auditor	Director and Senior Advisor, Sumitomo Life Insurance Company
Tsuneo Kabe	Corporate Auditor	Attorney

(Note)

1. Asterisks (*) denote the directors who have been appointed as corporate officers.
2. At the 163rd Ordinary General Meeting of Shareholders held on June 21, 2001, Messrs. Toshiro Kawamura, Makoto Maruyama and Koichi Kimura were elected to Directors.
3. At the 163rd Ordinary General Meeting of Shareholders held on June 21, 2001, Messrs. Kenji Usui and Tsuneo Kabe were elected to Corporate Auditors.
4. Messrs. Toshio Morikawa and Koichi Kimura are outside directors stipulated in Paragraph 2, Article 188 of the Commercial Code of Japan enforced on May 1, 2002.
5. Messrs. Koichi Yoshida and Tsuneo Kabe are Corporate Auditors stipulated in Paragraph 1, Article 18 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-kaisha.
6. The names of Directors and Corporate Auditors who retired during the 163rd Business Period, their position, the date and reason of their retirements are as follows:

Name	Position at the time of retirement	Date of retirement (reason)
Kazuhiko Kano	Senior Vice President	June 21, 2001 (resignation)
Yukihiko Baba	Senior Vice President	June 21, 2001 (expiration of term of office)
Iwao Shinohara	Senior Vice President	June 21, 2001 (resignation)
Tatsuo Ishiguro	Senior Vice President	June 21, 2001 (resignation)
Toshio Ono	Corporate Auditor	June 21, 2001 (expiration of term of office)
Satoshi Tamaki	Corporate Auditor	June 21, 2001 (expiration of term of office)

7. In April, 2002, the following responsibilities were changed:

Name	Position	Responsibility or Principal Occupation after change
Masato Chiba	Senior Executive Vice President	Assistance of President
Mineo Sugiyama	Senior Executive Vive President	Important matters on corporate information technology, quality management promotion, environmental promotion, production promotion, purchasing, advertising, production engineering research, intellectual property and corporate sales
Eiichi Yoshikawa	Executive Vice President	President's special mission
Shigeo Matsumoto	Executive Vice President	Important matters on controller, treasury (including investor relations), legal, general affairs, corporate communications and development of new building on Tamagawa plant
Kanji Sugihara	Executive Vice President	President's special mission
Kaoru Tosaka	Senior Vice President	Company President, NEC Electron Device. Corporate business development (excluding Internet business development, business development, intellectual property and production engineering research)
Norio Saito	Senior Vice President	President's special mission
Kaoru Yano	Senior Vice President	Company President, NEC Networks

(Translation)

BALANCE SHEET

(As of March 31, 2002)

(In millions of yen)

Assets	
Account	Amount
Current assets	**¥ 1,335,657**
Cash and cash equivalents	172,187
Notes receivable, trade	5,889
Accounts receivable, trade	551,976
Short-term loans	151,238
Accounts receivable, others	116,265
Allowance for doubtful accounts	(22,483)
Finished goods	91,287
Semifinished components and work in process	163,117
Row materials	38,635
Deferred income taxes	50,000
Other current assets	17,543
Fixed assets	**1,937,861**
Property, plant and equipment	**372,345**
Buildings and structures	362,755
Machinery and equipment	268,187
Transportation equipment, tools, furniture and fixtures	320,388
Accumulated depreciation	(659,841)
Sub-total	291,490
Land	48,336
Construction in progress	32,518
Intangible fixed assets	**81,267**
Facility rights	3,171
Software	75,241
Other intangible fixed assets	2,854
Investments and other	**1,484,248**
Investments in securities	377,446
Investment in common stock of subsidiaries	415,619
Long-term loan receivable	362,683
Allowance for doubtful accounts	(123,143)
Prepaid pension and severance cost	110,383
Long-term prepaid expenses	64,601
Deferred income taxes	232,465
Others	44,192
Total assets	**¥ 3,273,519**

(Translation)

Liabilities and Shareholders' Equity	
Account	Amount
Liabilities	
Current liabilities	**¥ 1,405,218**
Notes payable, trade	1,109
Accounts payable, trade	768,188
Short-term borrowings	104,857
Bonds (to be redeemed within one year)	109,200
Accounts payable, other	114,307
Accrued income taxes	445
Advance payments (received)	62,537
Deposits received	102,552
Other current liabilities	142,019
Non-current liabilities	**1,133,181**
Bonds	982,213
Long-term debts	77,248
Allowance for loss on repurchase of electronic computers	26,366
Other non-current liabilities	47,353
Total liabilities	**2,538,400**
Shareholders' equity	
Common stock	**244,726**
Statutory reserves	**338,661**
Additional paid-in capital	303,046
Legal reserve	35,615
Surplus	**108,424**
Reserve for loss on overseas investments	1,572
Reserve for development of computer programs	21,250
Reserve for special depreciation	3,304
Reserve for advanced depreciation	18,219
General reserve	344,190
Unappropriated accumulated deficit	(280,112)
<Net loss for the current period>	<(286,219)>
Unrealized gains on investments in securities	44,929
Treasury stock	(1,623)
Total shareholders' equity	**735,119**
Total liabilities and shareholders' equity	**¥ 3,273,519**

(Translation)

STATEMENT OF OPERATIONS

(for the Period from April 1, 2001 to March 31, 2002)

(In millions of yen)

Account	Amount
Ordinary income	
Operating income	
Sales	¥ 3,562,371
Total cost of sales	3,640,219
Cost of sales	2,760,354
Selling, general and administrative expenses	879,864
Operating loss	(77,847)
Non-operating income	
Non-operating income	67,256
Interest and dividends received	45,782
Other non-operating income	21,473
Non-operating expenses	85,916
Interest	27,783
Other non-operating expenses	58,133
Ordinary loss	**(96,507)**
Extraordinary gains and losses	
Extraordinary gains	37,483
Gain on sales of investments in affiliates	19,317
Gain on sale of investments in securities	12,766
Gain on sale of fixed assets	5,399
Extraordinary losses	422,195
Devaluation of investments in affiliates	300,336
Restructuring charge	60,943
Devaluation of investments in securities	60,916
Loss before income taxes	**(481,219)**
Income Taxes	
Current	200
Deferred	(195,200)
Net loss	**(286,219)**
Retained earnings carried over from the previous period	11,073
Interim dividends	4,966
Unappropriated accumulated deficit	**¥ (280,112)**

(Translation)

(Note for Balance Sheet)

1. Reported amounts are in millions of yen, and fractions less than one million yen are discarded. The reported amount, "0", means an amount less than one million yen.
2. Significant accounting policies:
   (1) Basis and method of valuation of assets
   (a) Securities:

Investments in subsidiaries and affiliates		Moving average cost method
Investments in other securities	Marketable securities	Fair value method. Unrealized gains and losses on investments in marketable securities are changed to shareholder's equity. Cost of sales for marketable securities are based on the moving average cost.
	Non-marketable securities	Moving average cost method

Net asset regulated in Item 6 of Paragraph 1, Article 290 of the Commercial Code of Japan is ¥44,929 million.

(b) Derivative: Fair value method

(c) Inventories: Lower-of-cost-or-market method based on the cost calculated by the following method:

Finished goods	Custom-made products	Accumulated production cost method
	Mass-produced standard products	First-in, first-out method
Work in process	Custom-made products	Accumulated production cost method
	Mass-produced standard products	Average cost method
Semifinished components and raw materials		First-in, first-out method

(2) Depreciation method for property, plant and equipment: Declining balance method

(3) Basis of provision for allowance:

Allowance for doubtful accounts:

— In order to provide for bad debt, allowance for ordinary receivable is provided based on past actual bad debt ratio, and allowance for bad debt is provided based on collectibility.

Accrued / prepaid pension and severance cost

— The Company has defined benefit funded plans and severance indemnity plans for its employees.

In order to provide for pension and severance payments, accrued / prepaid pension and severance cost is calculated based on the estimated amounts of benefit obligation and pension plan assets as of March 31, 2002. Unreconized net obligation of ¥166,226 million resulting from adaptation of the accounting standards has been amortized over 15 years since 163rd Business Period.

Details of prepaid pension and severance cost

(In millions of yen)

	Accrued severance pension and severance cost	Securities in pension	Prepaid pension and severance cost
Severance indemnity plan	77,767	107,263	29,495
Pension Plan	8,649	89,537	80,888
Total	86,417	196,800	110,383

(Translation)

Allowance for loss on repurchase of electronic computers

— In order to provide for possible losses arising from repurchase of electronic computers, an estimated amount of future repurchase loss is calculated based on the actual results in the past.

(4) Accounting policies on consumption tax: Consumption tax is accounted for as deposits received or deposits paid.

3. Allowance for doubtful accounts in investments and other includes specific allowance of ¥123,133 million for long-term loans receivable from affiliates.

4. Monetary receivable from subsidiaries:

Short-term	¥370,537 million
Long-term	¥302,493 million

5. Monetary payable to subsidiaries:

Short-term	¥693,604 million
Long-term	¥7,955 million

6. Significant assets in foreign currencies

Accounts receivables, trade	US$1,083,309 thousand
Investments in securities	US$235,760 thousand
	EUR112,067 thousand
Investments to subsidiaries	US$1,448,697 thousand
	EUR397,244 thousand
	£79,388 thousand

7. Guarantees for loan: ¥234,396 million

Obligations similar to guarantees: ¥20,437 million

8.Net loss per share: ¥(172.87)

(Note to statement of operations)

1. Reported amounts are in millions of yen, and fractions less than one million yen are discarded.
2. Transactions with subsidiaries:

Sales	¥847,258 million
Purchases	¥2,708,380 million
Transactions other than operation	¥60,076 million

3. Major items of Devaluation of investments in affiliates in extraordinary losses are as follows.

Devaluation of investments in common stock of affiliates	¥239,038 million
Bad debt expenses and provision for loan receivable from affiliates	¥61,297 million

4. Research and development expenses included in selling, general and administrative expenses are ¥290,247 million.

(Translation)

Proposal for appropriation of retained earnings

(In yen)

Unappropriated accumulated deficit	(280,112,400,452)
Reversal of reserve for loss on overseas investments	230,697,069
Reversal of reserve for development of computer programs	3,451,003,316
Reversal of reserve for special depreciation	516,053,125
Reversal of reserve for advanced depreciation	1,293,324,647
Reversal of general reserve	294,000,000,000
Total	19,378,677,705
To be appropriated as follows:	
Dividends (¥3 per share)	4,966,629,291
Reserve for development of computer programs	2,182,479,399
Reserve for special depreciation	8,674,414
Reserve for advanced depreciation	1,813,898,201
Unappropriated retained earnings to be carried forward	10,406,996,400

(Notes) 1. An interim dividend of ¥3 per share, totaling ¥4,966,941,732 was paid on December 10, 2001.

2. Provision and reversal of reserve for loss on overseas investments, reserve for development of computer programs, reserve for special depreciation and reserve for advanced depreciation are made in accordance with the Special Taxation Measures Law of Japan.

(Translation)

AUDITORS' REPORT

April 23, 2002

TO: Mr. Koji Nishigaki
President
NEC Corporation (the "Company")

Shin Nihon & Co.
Representative partner and CPA Yoshio Kohra (Seal)
Representative partner and CPA Sadahiko Yoshimura (Seal)
Representative partner and CPA Hideo Kojima (Seal)

We have audited the balance sheet, the statement of operations, the business report (accounting matters only), the proposal for appropriation of retained earnings and supplementary schedules (accounting matters only) for the 164th business period, from April 1, 2001 to March 31, 2002, of the Company pursuant to Article 2 of the Law for Special Exceptions to the Commercial Code of Japan Concerning Audit, etc. of Kabushiki-kaisha. The accounting matters of the business report and supplementary schedules which we have audited are those matters derived from accounting books and records.

Our audit was made in accordance with generally accepted auditing standards and all relevant audit procedures were carried out as are normally required. Such audit procedures also include audit procedures to the Company's subsidiaries as are we considered necessary in the circumstances.

As a result of the audit, our opinions are as follows:

(1) The balance sheet and the statement of operations present fairly the Company's financial position and the results of operations in conformity with applicable laws and the Articles of Incorporation.

(2) The business report (accounting matters only) presents fairly the Company's affairs in conformity with applicable laws and the Articles of Incorporation.

(3) The proposal for appropriation of retained earnings is in conformity with applicable laws and the Articles of Incorporation.

(4) As regards the supplementary schedules (accounting matters only), there are no matters that must be reported pursuant to the Commercial Code.

We have no interest in the Company which should be disclosed pursuant to the provision of the Certified Public Accountants Law.

The Company's accounting auditors changed its name from "Century Ota Showa & Co." to "Shin Nihon & Co." on July 1, 2001.

(Translation)

REPORT OF THE BOARD OF CORPORATE AUDITORS

April 24, 2002

TO: Mr. Koji Nishigaki
President
NEC Corporation (the "Company")

Corporate auditor (Full-time)	Tatsuo Sakairi (Seal)
Corporate auditor (Full-time)	Kanji Usui (Seal)
Corporate auditor	Koichi Yoshida (Seal)
Corporate auditor	Tsuneo Kabe (Seal)

We, the board of corporate auditors, received reports from each corporate auditor on the method and results of the audit concerning the performance by the directors of their duties during the 164th business period from April 1, 2001 to March 31, 2002 and upon deliberation made this report. We hereby report as follows:

1. Outline of audit method by corporate auditors

In accordance with auditing principles determined by the board of corporate auditors, each corporate auditor attended meetings of the board of directors and other meetings of importance, received reports on operations from directors and employees, examined documents authorizing important matters, and inspected the operations and state of assets of head office and principal facilities. With respect to the Company's subsidiaries, each corporate auditor received reports on operations from directors and employees of subsidiaries and, when necessary, visited the subsidiaries for receiving reports on their operations, and inspected their operations and state of assets. Furthermore, each corporate auditor received a report from the accounting auditors on their audit and audited the accounting documents and supplementary schedules thereof.

In addition to the auditing procedures mentioned above, each corporate auditor, if necessary, received from directors and employees reports on operations in connection with and examined (a) transactions by a director in competition with the Company, (b) transactions between a director and the Company in which the director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and subsidiaries or shareholders of the Company, and (e) acquisition and disposition of stocks of the Company.

2. Results of audit

(1) The procedures and results of the audit conducted by Shin Nihon & Co., the accounting auditors, are fair and appropriate.

(2) The business report presents fairly the position of the Company in conformity with applicable laws and the Articles of Incorporation.

(3) In view of the state of assets of the Company and other circumstances, we have found no matters that must be reported concerning the proposal for appropriation of retained earnings.

(4) Supplementary schedules presents fairly the matters to be disclosed therein and we have found no matters that must be reported in respect thereof.

(5) We have found no improper acts by directors in the performance of their duties or any material facts in connection with the performance by directors of their duties that constitute any violation of applicable laws or the Articles of Incorporation.

(6) Upon the investigation of the Company's subsidiaries, we have found no matters that must be reported with regard to the performance by directors of their duties.

We also have found no breach of duties of directors in (a) transactions by a director in competition with the Company, (b) transactions between a director and the Company in which the director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and subsidiaries or shareholders of the Company, and (e) acquisition and disposition of stocks of the Company.

(Note) Messrs. Koichi Yoshida and Tsuneo Kabe are outside corporate auditors stipulated in Paragraph 1, Article 18 of the Law For Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-kaisha

(Translation)

REFERENCE DOCUMENTS FOR EXERCISING VOTING RIGHTS

1. **Total number of voting rights:** 1,633,796

2. **Proposals for the matters to be voted upon and reference matters relating to the proposals:**

Proposal No. 1: Approval of the Plan for Disposition of Income with respect to the 164th Business Period

The Plan for appropriation of retained earnings with respect to the 164th Business Period is shown in the documents attached to the Notice of the General Meeting of Shareholders for the 164th Business Period (at page 30).

With a view to a need to continue to implement the structural reform by adjusting to drastically changing economic environment, the Company has decided dividends on the basis of profitability of respective business periods, estimated business results of next business period, payout ratio, demand for internal reserve for use in capital investments and so on.

It is proposed that the year-end dividends be ¥3 per share, ¥2.50 less than that of the last business period, reflecting a large net loss posted for this period as a consequence of the drastic deterioration of business environment and extensive business restructuring implemented to respond to such deterioration. Accordingly, the aggregate annual amount of the dividends, including the interim dividends, for the 164th Business Period, will be ¥6 per share, a decrease of ¥5 per share from ¥11 per share of the previous period.

The bonuses for the Directors and the Corporate Auditors, which are characterized as a short-term incentive, are not appropriated.

Proposal No. 2: Partial Amendments to the Articles of Incorporation

In accordance with the enforcement of the "Law Amending the Commercial Code of Japan, etc." (Law No.79 of 2001), the "Law Amending the Commercial Code of Japan, etc." (Law No.128 of 2001) and the "Law Amending the Commercial Code and Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha" (Law No.149 of 2001), the Articles of Incorporation of the Company is proposed to be amended, in part, as follows.

For the purpose of proposing the new Article 21 of the Articles of Incorporation concerning the contracts with outside directors to limit their liabilities to the Company, the unanimous consent of the Board of Corporate Auditors has been obtained.

(Translation)

(Amendments proposed are underlined.)

Current Text	Proposed Text	Reason for Amendment
Article 6. (Amount of Each Share Having Par Value) Deleted	Deleted	This provision is proposed to be deleted as the par-value share system was abolished by the "Law Amending the Commercial Code of Japan, etc." (Law No.79 of 2001)
Article 7. (Number of Shares Constituting One Unit of Shares) (Abridgement)	Article 6. (Number of Shares Constituting One Unit of Shares) No change will be made in text.	The current Article 7 is proposed to be renumbered as Article 6, due to the deletion of the current Article 6.
Article 8. (Retirement of Shares) In the case where it is deemed, in consideration of the economic situation, the state of the Company's business or its assets and other relevant situations, to be specifically necessary, the Company, by a resolution of the Board of Directors, may purchase and retire its own shares, provided the number of shares to be purchased and retired shall not exceed one hundred and fifty million (150,000,000).	Deleted	This provision, which was made in accordance with the "Law For Special Exceptions to the Commercial Code Concerning the Procedure of Cancellation of Share" (Law No.55 of 1997), is proposed to be deleted as such Law was abolished by the "Law Amending the Commercial Code of Japan, etc." (Law No.79 of 2001)
Article 9 to Article 17. (Abridgement)	Article 7 to Article 15. No change will be made in text.	The current Articles 9 through 17 are proposed to be renumbered sequentially as Articles 7 through 15, due to the deletions of the current Article 6 and Article 8.
Article 18. (Election) 1. A resolution electing Directors shall be adopted by a majority of votes of shareholders present at a general meeting of shareholders at which shareholders representing not less than one-third of the total number of outstanding shares having voting rights are present. 2. (Abridgement)	Article 16. (Election) 1. A resolution electing Directors shall be adopted by a majority of votes of shareholders present at a general meeting of shareholders at which shareholders having not less than one-third of the total number of voting rights of all shareholders are present. 2. No change will be made in text.	This provision is proposed to be amended to reflect the change in the quorum for election of Directors made by the "Law Amending the Commercial Code of Japan, etc." (Law No.79 of 2001), and to be renumbered as Article 16 due to the deletions of the current Article 6 and Article 8.
Article 19 to Article 22. (Abridgement)	Article 17 to Article 20. No change will be made in text.	The current Articles 19 through 22 are proposed to be renumbered sequentially as Articles 17 through 20, due to the deletions of the current Article 6 and Article 8.

(Translation)

Current Text	Proposed Text	Reason for Amendment
New Provision	Article 21. (Liability Limitation Contract with Outside Directors) The Company may enter into a contract with its Outside Directors to limit their liability to the Company for the damages arising from actions stipulated in Item 5 of Paragraph 1, Article 266 of the Commercial Code of Japan to the higher of either (i) the amount to be fixed which is more than JPY 15 million or (ii) the amount stipulated by the Commercial Code of Japan, provided that they shall act in good faith and without gross negligence.	By enforcement of the "Law Amending the Commercial Code and Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha" (Law No. 149 of 2001), companies are permitted, when so provided in the Articles of Incorporation, to enter into contracts with their outside directors to limit, in advance, the liabilities that may be incurred by those directors under Item 5 of Paragraph 1, Article 266 of the Commercial Code of Japan. Recognizing the benefits for further promoting the accountability and soundness of the Company management realized by recruiting appropriate persons as outside directors, this Article is proposed to be established to permit the Company to enter into the contracts with outside directors.
Article 23 to Article 24. (Abridgement)	Article 22 to Article 23. No change will be made in text.	The current Article 23 and Article 24 are proposed to be renumbered as Article 22 and Article 23, due to the deletions of the current Article 6 and Article 8 and the addition of the new Article 21.
Article 25. (Election) A resolution electing Corporate Auditors shall be adopted by a majority of votes of shareholders present at a general meeting of shareholders at which shareholders representing not less than one-third of the total number of outstanding shares having voting rights are present.	Article 24. (Election) A resolution electing Corporate Auditors shall be adopted by a majority of votes of shareholders present at a general meeting of shareholders at which shareholders having not less than one-third of the total number of voting rights of all shareholders are present.	This provision is proposed to be amended to reflect the change in the quorum for election of Corporate Auditors made by the "Law Amending the Commercial Code of Japan, etc." (Law No.79 of 2001), and to be renumbered as Article 24, due to the deletions of the current Article 6 and Article 8 and the addition of the new Article 21.
Article 26 to Article 34. (Abridgement)	Article 25 to Article 33. No change will be made in text.	The current Articles 26 through 34 are proposed to be renumbered sequentially as Articles 25 through 33, due to the deletions of the current Article 6 and Article 8 and the addition of the new Article 21.
New Provision	Supplementary Provision Article 1. In the case where all convertible debentures issued by the Company prior to March 31, 2002 are either converted or redeemed, Article 32 along with this Provision shall be deleted, and Article 33 shall be renumbered as Article 32.	This provision is proposed to determine the applicability of the current provision of the Articles of Incorporation relating to the convertible debentures of the Company issued and outstanding in response to the deletion of the provisions of the Commercial Code of Japan concerning the convertible debentures by the "Law Amending the Commercial Code of Japan, etc." (Law No.128 of 2001).

(Translation)

(Note) Article 33 (which is proposed to be renumbered as Article 32) of the current Articles of Incorporation of the Company is as follows:

"Article 33. (Conversion of Convertible Debentures and Dividends Thereon)

The first dividends or interim dividends to be paid on the shares of stock issued upon conversion of a convertible debenture shall be paid as if the conversion were made on April 1st where the conversion is requested during the period from April 1st to September 30th, or on October 1st where the conversion is requested during the period from October 1st to March 31st of the ensuing year, as the case may be."

(Translation)

Proposal No. 3: Election of Seven Directors

Upon the close of this General Meeting, the term of offices as Director held by the following five Directors: Messrs. Hajime Sasaki, Koji Nishigaki, Kaoru Tosaka, Norio Saito and Toshio Morikawa will expire, and Messrs. Masato Chiba, Eiichi Yoshikawa and Kanji Sugihara will resign.

It is proposed that seven Directors be elected. The candidates are as follows:

Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
1. Hajime Sasaki (April 6, 1936)	April 1961	Joined the Company	20,891
	June 1988	Elected to the Board of Directors	
	June 1991	Senior Vice President	
	June 1994	Executive Vice President	
	June 1996	Senior Executive Vice President	
	March 1999	Chairman of the Board (to the present)	
2. Koji Nishigaki (June 22, 1938)	April 1961	Joined the Company	14,000
	June 1990	Elected to the Board of Directors	
	June 1992	Senior Vice President	
	June 1994	Executive Vice President	
	March 1999	President (to the present)	
3. Kaoru Tosaka (March 15, 1942)	April 1966	Joined the Company	23,276
	July 1993	Executive General Manager, 1st Personal C&C Operations Unit and Vice President	
	June 1994	Elected to the Board of Directors	
	June 1998	Senior Vice President	
	April 2000	Senior Vice President and Member of the Board (to the present)	
4. Toshio Morikawa (March 3, 1933)	April 1955	Joined the Sumitomo Bank, Limited (present the Sumitomo Mitsui Banking Corporation, the "Bank")	0
	June 1980	Director of the Bank	
	February 1984	Managing Director of the Bank	
	October 1985	Senior Managing Director of the Bank	
	October 1990	Deputy President of the Bank	
	June 1993	President of the Bank	
	June 1997	Chairman of the Board of the Bank	
	June 2000	Elected to the Board of Directors of the Company	
	March 2001	Counselor of the Bank (to the present)	

(Translation)

Name (Date of Birth)	Brief Record of Occupation and Representative Status in Other Companies		Number of the Company's Shares Held
5. Shunichi Suzuki (February 20, 1945)	April 1967 February 1996 July 1999 April 2000	Joined the Company General Manager, Affiliates and Auditing Division Vice President Associate Senior Vice President (to the present)	3,367
6. Tsutomu Nakamura (June 12, 1948)	April 1971 April 2000 June 2000 April 2002	Joined the Company Senior General Manager, Mobile Terminals Business Unit Associate Senior Vice President Senior Vice President (to the present)	3,000
	Representative Status in Other Company: Chairman of Wuhan NEC Mobile Communication Co., Ltd.		
7. Akira Uehara (April 5, 1941)	April 1966 March 1977 April 1977 June 1977 June 1978 June 1981 June 1982	Joined the Company Resigned the Company Joined the Taisho Pharmaceutical Co. Ltd. (the "Taisho-Seiyaku") Executive Director of the Taisho-Seiyaku Senior Managing Director of the Taisho-Seiyaku Deputy President of the Taisho-Seiyaku President of the Taisho-Seiyaku	0
	Representative Status in Other Companies: President of the Taisho Pharmaceutical Co. Ltd. President of Taisho Business Research Institute Co., Ltd.		

(Note) Mr. Toshio Morikawa is a candidate for outside directors defined in Paragraph 2, Article 188 of the Commercial Code of Japan.

(Translation)

Proposal No.4: Issue of stock acquisition rights (the "Rights") with favorable conditions to persons other than the Shareholders for the purpose of granting stock options

Pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan, it is proposed that the Company issue the Rights with favorable conditions to persons other than the shareholders for the purpose of granting stock options.

1 Reason for issue of the Rights with favorable conditions to persons other than its Shareholders

With a view to promoting the management highly conscious of the shareholder value and to creating a motivation to improve business results of the Company and its group companies ("NEC Group"), the Company issues the Rights to the Allocated Persons (as defined in (2) below) for the purpose of granting stock options. Since the Rights are issued for granting stock options, no consideration shall be paid for such Rights. The amount to be paid upon exercise of the Rights shall be decided on the basis of the market price at the time of the issue of the Rights.

2 Persons to whom the Rights will be allocated (the "Allocated Persons") and Number of the Rights which will be allocated

The Allocated Persons are directors and employees (corporate officers, executive general managers and employees having the responsibilities equally important to those of executive general managers), and full-time chairmen and presidents of the Company's important subsidiaries in Japan (excluding companies whose stocks are listed) from NEC Group's strategic viewpoint. The Allocated Persons shall have the respective offices on the day of issue of the Rights. The number of the Rights allocated to each Allocated Person is shown in a table below.

(Table)

Number of the Rights for Allocated Persons

(a) Directors

Chairman of the Board	10
President	10
Senior Executive Vice President	8
Executive Vice President	6
Senior Vice President	4
Director	1

(b) Corporate Officers

Senior Vice President	3
Associate Senior Vice President	1

(c) Executive General Manager and employees having important responsibilities equivalent to those of Executive General Managers

1

(d) Full-time chairmen and president of the Company's subsidiaries in Japan (excluding subsidiaries which are listing companies) which are important from the point of view of the business strategy of NEC Group

(Translation)

3 Terms of issue of the Rights

(1) Class and number of shares to be issued or transferred upon exercise of the Rights

No more than 450,000 shares of the Company's common stocks will be issued or transferred to the Allocated Persons, provided that upon exercise of the Right 1,000 shares per Right shall be issued or transferred. In the event that the Company splits or consolidates its shares of common stock ("stock split or consolidation"), the number of shares to be issued or transferred upon exercise of the Rights which have not been exercised at the time of such stock split or consolidation shall be adjusted according to the following formula, with fraction less than one share resulting from the adjustment to be discarded.

[Number of shares after adjustment] = [Number of shares before adjustment] × [Ratio of stock split or consolidation]

(2) Total number of the Rights to be issued

No more than 450

(3) Issue price of the Rights

None

(4) Amount to be paid upon exercise of the Rights

The price to be paid in per share upon exercise of each Right (the "Exercise Price") shall be equal to the price obtained by multiplying by 1.05 the average of the closing prices in regular way of shares of the Company on the Tokyo Stock Exchange on each day (except the days on which no sales took place) during the month immediately preceding the month in which the Rights are issued, with fractional amounts of less than one yen resulting from the calculation to be rounded up to one yen; provided that if the Exercise Price so calculated shall be less than the closing price of the shares of the Company on the date the Rights are issued, the closing price shall become the Exercise Price.

In the event that the Company issues new shares or transfers treasury shares at less than the market price (excluding issue or transfer upon conversion of convertible bonds pursuant to Paragraph 2 of Article 341 of the Commercial Code of Japan before its amendment effective from April 1, 2002, exercise of rights pursuant to Item 3 of Paragraph 2, Article 210-2 the Commercial Code of Japan before its amendment effective from October 1, 2001 and exercise of stock acquisition rights), the Exercise Price shall be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from the adjustment to be rounded up to one yen.

$$\left[\text{Exercise price after adjustment}\right] = \left[\text{Exercise price before adjustment}\right] \times \frac{\left[\text{Number of shares outstanding}\right] + \dfrac{\left[\text{Number of new shares to be issued}\right] \times \left[\text{Amount to be paid per share}\right]}{\left[\text{Market price per share before issue of new shares}\right]}}{\left[\text{Number of shares Outstanding}\right] + \left[\text{Number of new shares to be issued}\right]}$$

In the event of stock split or consolidation after the issues of the Rights, the Exercise Price will be adjusted in accordance with the following formula, with fractional amounts of less than one yen resulting from adjustment to be rounded up to one yen.

$$\left[\text{Exercise Price after adjustment}\right] = \left[\text{The Price before adjustment}\right] \times \left[\frac{1}{\text{Ratio of stock split or consolidation}}\right]$$

(5) Exercise Period of the Rights

From July 1, 2004 to June 30, 2008

(6) Conditions of exercise of the Rights

(a) The Allocated Persons may exercise the Rights so long as the Allocated Persons are directors, corporate officers or employees of the Company or its subsidiaries (excluding companies whose stocks are listed) at the time of exercise of the Rights. Notwithstanding the foregoing, if an Allocated Person loses such position during the period described in (5) above, such Allocated Person may exercise its Rights for a period of one year after losing such position, but not later than the end of the period described in (5) above (i.e. on or before June 30, 2008). Furthermore, if an Allocated Person loses such position on or before June 30, 2004, such Allocated Persons may, nevertheless, exercise its Rights for a period of one year from July 1, 2004.

(b) Successors or heirs of the Allocated Persons shall not exercise the Rights.

(c) The Exercise of the Right, in part, shall not be permitted.

(7) Events and conditions for cancellation

The Company may cancel the Rights without any consideration in the following events:

(a) If the Allocated Persons become unable to exercise the Rights pursuant to the conditions set forth in paragraph (6) above;

(b) If an agreement for merger with the other company, pursuant to which the Company will be dissolved, is approved by a shareholders meeting of the Company; or

(c) If an agreement for stock exchange or matters related to stock transfer, pursuant to which the Company becomes a wholly owned subsidiary of the other company, are approved by a shareholders meeting of the Company.

(8) Limitation of transfer of the Rights

The transfer of the Rights shall be approved by the Board of Directors of the Company.

(Translation)

Proposal No. 5: Presentation of Retirement Allowances to Retiring Directors

Upon the close of this General Meeting, the term of office as Director held by Mr. Norio Saito will expire, and Messrs. Masato Chiba, Eiichi Yoshikawa and Kanji Sugihara will resign as Director.

It is proposed that retirement allowances to the above four retiring Directors be presented within a reasonable amount according to the rules of the Company, in reward for their services to the Company during their terms. It is, further, proposed that the Board of Directors be authorized to decide the amount, timing and method of payment, etc. in respect of the retirement allowances to the retiring Directors.

The brief record of the position at the Company of the retiring Directors is as follows:

Name	Brief Record of Occupation	
Masato Chiba	June 1995	Elected to the Board of Directors, Senior Vice President
	June 1998	Executive Vice President
	April 2000	Executive Vice President and Member of the Board
	June 2000	Senior Executive Vice President and Member of the Board (to the present)
Eiichi Yoshikawa	June 1991	Elected to the Board of Directors, Associate Senior Vice President
	June 1996	Senior Vice President
	June 1999	Executive Vice President
	April 2000	Executive Vice President and Member of the Board (to the present)
Kanji Sugihara	June 1993	Elected to the Board of Directors, Associate Senior Vice President
	June 1998	Senior Vice President
	April 2000	Senior Vice President and Member of the Board
	June 2000	Executive Vice President and Member of the Board (to the present)

(Translation)

Norio Saito	June 1994	Elected to the Board of Directors, Associate Senior Vice President
	June 1999	Senior Vice President
	April 2000	Senior Vice President and Member of the Board (to the present)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation
(Registrant)

By ______________________
Nobuhito Yagi
Associate Senior Vice President and
General Manager, Legal Division

Date: May 29, 2002